Mail Stop 4561

June 24, 2008

Mr. George F. McKenzie
President and Chief Executive Officer
Washington Real Estate Investment Trust
6110 Executive Boulevard
Suite 800
Rockville, MD 20852

> **Re: Washington Real Estate Investment Trust**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 02/29/08**
> **Definitive Proxy Statements**
> **Filed 04/4/08 and 04/14/08**
> **File No. 001-06622**

Dear Mr. McKenzie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 1 - Business, page 3

1. We note your disclosure on page 8 of lease expirations through 2012. In future filings, please disclose a schedule of lease expirations for each of the next ten years. State the number of tenants whose leases will expire, the total area in

square feet covered by such leases, the annual rent represented by such leases, and the percentage of gross annual rental represented by such leases.

WRIT Portfolio, page 6

2. You disclose that the first 180,000 square foot office building at Dulles Station was completed in the third quarter 2007 and construction of the 360,000 square foot second building is being evaluated and is dependent on market conditions. In this regard, it appears that indicators of impairment may exist for this real estate under development. Please tell us if the Dulles Station real estate under development was assessed for impairment and, if so, how you determined that no impairment existed during the periods presented. For reference, please see paragraphs 24 and 25 of SFAS 67 and SFAS 144.

Item 7 - Management's Discussion and Analysis, page 18

3. We note your disclosure on page 25 of consolidated occupancy rates for the past three years. In future filings, please disclose the occupancy rates of your properties for the past five years.

Item 9A – Controls and Procedures, page 51

4. You disclose that management recognizes that any controls and procedures, no matter how well designed and operated, can provide only "reasonable assurance" of achieving the desired control objectives. You also disclose that the Chief Executive Officer, Chief Financial Officer, and Executive Vice President of Accounting concluded that your company's disclosure controls and procedures were "effective" as of December 31, 2007. Since you disclose that your disclosure controls and procedures are only designed to provide "reasonable assurance", please specify in future filings that you concluded that your disclosure controls and procedures were "effective at the reasonable assurance level", if true. Please also confirm to us that your conclusion as of December 31, 2007 was "effective at the reasonable assurance level." For reference, please see Section II.F.4 of Release No. 33-8238.

Note 2 – Accounting Policies

Earnings per Common Share, page 71

5. We note your disclosure regarding your accounting policy for calculating earnings per share; however, you did not include a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations. Furthermore, we note your disclosure on page 81 regarding the anti-dilutive nature of the convertible notes; however, it is not clear

if these are the only securities that could potentially dilute basic EPS in the future that were not included in your computation of diluted EPS. In future filings, please include all of the disclosures required by paragraph 40 of SFAS 128. Also, please provide us with your proposed disclosure in your response.

Proxy Statement on Schedule 14A

A. Base Salary, page 8

6. We note your disclosure that you benchmark base salaries to similarly situated employees of companies included in the NAREIT compensation survey and fifteen other public REITs. In future filings, please clarify whether the comparisons are limited to base salaries of similarly situated executives or if other data from peer companies is also used. In your disclosure regarding base salaries of your named executive officers, please clearly describe how these benchmarks compared to the base salaries awarded to each person. See Item 402(b)(2)(xiv) of Regulation S-K. Please tell us how you intend to comply.

7. In future filings, please expand your discussion of base salary awards to explain how the Compensation Committee considered financial performance to determine individual base salaries. Please tell us how you intend to comply.

B. Short-Term Incentive, page 9

8. We note that your short-term incentive plan provides for the annual payment of cash bonuses based on your performance as measured by funds from operations (FFO) and EBITDA. In future filings, please disclose these FFO and EBITDA target amounts. Please tell us how you intend to comply.

9. We refer to your disclosure that your Trustees believe that the performance goals may be difficult to achieve, and that the Compensation Committee has the discretion to recognize unique market conditions when determining the amount of named executive officers' performance awards. In future filings, please expand your disclosure to discuss whether or not performance targets were achieved and what factors the Compensation Committee considered in the event it exercised discretionary authority to award cash bonuses. Please tell us how you intend to comply.

C. Long-Term Incentives, page 9

10. Please clarify what performance goals your named executive officers must meet in order to receive a long-term equity incentive award. For example, we note that receipt of performance share units is based on your performance as related to FFO

and EBITDA. In future filings, please disclose these and any other target amounts, if applicable. Please tell us how you intend to comply.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or Tom Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

Daniel Gordon
Branch Chief